March 15, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Brickell Biotech, Inc.
Registration Statement on Form S-3
File Number 333-254037

Ladies and Gentlemen:

Brickell Biotech, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on March 17, 2021, or as soon thereafter as practicable.

Please telephone the undersigned (305-582-4657) or Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP (612-766-8419) if you have any questions with respect to the foregoing.

Very truly yours,

BRICKELL BIOTECH, INC.
By:	/s/ Andrew Sklawer
Name: Andrew Sklawer
Title: Chief Operating Officer